RF INDUSTRIES, LTD .	For Immediate Release

Investor Contact:	Company Contact:
John Nesbett/Jennifer Belodeau	James Doss, President
Institutional Marketing Services (IMS)	(858) 549-6340
(203) 972-9200	rfi@rfindustries.com
jnesbett@institutionalms.com

RF Industries Reports Record Second Quarter Revenues of $9.2 Million; Net Income up 96% with Diluted Earnings Per Share of $0.14

San Diego, California, June 12, 2013 – RF Industries, Ltd. (NASDAQ: RFIL) announced results for the second quarter and six months ended April 30, 2013.

Highlights:

-	Record second quarter revenues increased 37% to $9.2 million; Net income increased 96% to $1.2 million or $0.14 per diluted share
-	Growth driven by customized connectivity solutions for wireless infrastructure
-	Balance sheet remains robust with $8.5 million in cash and no debt

Howard Hill, Chief Executive Officer, commented, “We are pleased to report record revenue. Our strength lies in our ability to design and manufacture complex cable assembly products that meet or surpass the connectivity needs of our end users and, as a result, we’ve seen continued strong demand for our offerings. In particular, we have been focused on growing our position as a leading provider of full service, custom interconnect solutions to the wireless infrastructure industry. During the quarter, we saw the positive impact of this long term strategy with particularly strong sales from our Cables Unlimited division, which realized continued marketplace acceptance of its OptiFlex™ Hybrid Custom Fiber Optic and DC Power Cabling solution for wireless towers.”

For the quarter ended April 30, 2013, the Company reported record second quarter net sales of $9.2 million, an increase of 37%, compared to $6.7 million in the same quarter of fiscal 2012. The Company reported operating income of $1.6 million, an increase of 81% compared to operating income of $0.9 million in the second quarter of the previous year. Net income for the second quarter of fiscal 2013 was $1.2 million, or $0.15 per basic and $0.14 per diluted share, compared to net income of $0.6 million or $0.09 per basic and $0.08 per diluted share in the second quarter of fiscal 2012.

RF Industries reported record six month net sales of $19.7 million for the first half of fiscal 2013, an increase of 61% compared to net sales of $12.2 million in the first half of fiscal 2012. Gross profit increased to $9.0 million with gross margin of 46% in the first six months of fiscal 2013 as compared to gross profit of $5.5 million and gross margin of 45% in the same prior year period. The Company reported operating income of $3.7 million, a 236% increase compared to operating income of $1.1 million in the first six months of 2012. Net income for the first six months of fiscal 2013 increased 270% to $2.7 million or $0.36 per basic and $0.32 per diluted share as compared to net income of $0.7 million or $0.10 per basic and $0.09 per diluted share in the first half of fiscal 2012.

The Company previously announced that its Board of Directors has declared a regular quarterly cash dividend of $0.07 per common share, payable July 15, 2013 to stockholders of record on June 30, 2013.

At April 30, 2013, the Company had cash and cash equivalents of $8.5 million and no debt with a current ratio of 7:1.

Mr. Hill commented, “As expected, revenues at the RF Wireless segment decreased due to the winding down of the contract with the Los Angeles County Fire Department, which was entered into in November 2011. Accordingly, the completion of that contract will result in a decrease in revenues from that segment in future periods until other, larger contracts are entered into. Nonetheless, we saw very strong performance on a consolidated basis, with revenue growth at our remaining business segments. Our balance sheet, with a strong cash position and no debt, provides us with the ability to return capital to shareholders through a dividend while also supporting our long term growth strategy.”

Mr. Hill concluded, “Our Company is part of a dynamic industry where the demand for wireless connectivity is driving improvements to the wireless infrastructure and we believe that our customized solutions position us well to capitalize on new opportunities in this space.”

Conference Call Information

RF Industries will host a conference call on Wednesday, June 12, 2013 at 12:00 noon Eastern Time to discuss its fiscal year 2013 second quarter and six month results. To participate, callers should dial (877) 407-9210 and international callers may dial (201) 689-8049. A simultaneous webcast of the conference call can be accessed from the Investor Information page at www.rfindustries.com.

A replay of the call will be available until July 12, 2013 and may be accessed by dialing (877) 660-6853. International callers should call (201) 612-7415. Callers should use conference i.d. 415329.

About RF Industries

RF Industries is a leading designer and manufacturer of innovative interconnect products and complex cable assemblies across diversified, high growth markets including wireless carriers & infrastructure, medical and industrial. The Company’s products include RF connectors, coaxial and custom cable assemblies, fiber optic cables, wiring harnesses, medical wiring as well as mobile public safety communications systems.  The Company’s leading edge connectivity solutions are used throughout the growing and evolving wireless infrastructure. The Company has reported 19 consecutive years of profitability and is headquartered in San Diego, California with operations in Las Vegas, Nevada and Yaphank, New York. Please visit the RF Industries website at www.rfindustries.com.

Forward-Looking Statements

This press release contains forward-looking statements with respect to future events which are subject to a number of factors that could cause actual results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to: changes in the telecommunications industry; the operations of the Cables Unlimited division which was acquired in June 2011; and the Company’s reliance on certain distributors for a significant portion of anticipated revenues. Further discussion of these and other potential risk factors may be found in the Company’s public filings with the Securities and Exchange Commission (www.sec.gov) including its Form 10-K. All forward-looking statements are based upon information available to the Company on the date they are published and the Company undertakes no obligation to publicly update or revise any forward-looking statements to reflect events or new information after the date of this release.

RF INDUSTRIES, LTD. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except share and per share amounts)

	Three Months Ended April 30,		Six Months Ended April 30,
	2013	2012	2013	2012
	(Unaudited)		(Unaudited)

Net sales	$9,162	$6,672	$19,671	$12,231
Cost of sales	5,103	3,650	10,675	6,707

Gross profit	4,059	3,022	8,996	5,524

Operating expenses:
Engineering	292	284	581	574
Selling and general	2,136	1,839	4,723	3,851

Total operating expenses	2,428	2,123	5,304	4,425

Operating income	1,631	899	3,692	1,099

Other income – interest/dividends	6	6	8	25

Income before provision for income taxes	1,637	905	3,700	1,124

Provision for income taxes	459	303	1,040	406

Net income attributable to RF Industries, Ltd. and Subsidiary	1,178	602	2,660	718

Net income attributable to noncontrolling interest	-	-	-	2

Consolidated net income	$1,178	$602	$2,660	$720

Earnings per share:
Basic	$0.15	$0.09	$0.36	$0.10
Diluted	$0.14	$0.08	$0.32	$0.09

Weighted average shares outstanding:
Basic	7,610,309	6,872,439	7,337,101	6,938,395
Diluted	8,461,544	7,623,805	8,249,455	7,673,266

RF INDUSTRIES, LTD. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEET
(in thousands, except share and per share amounts)

	April 30,	October 31,
	2013	2012
	(Unaudited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$8,486	$5,492
Trade accounts receivable, net	4,990	5,167
Inventories	7,311	6,984
Other current assets	646	640
Deferred tax assets	761	761
TOTAL CURRENT ASSETS	22,194	19,044

Property and equipment, net	1,057	1,204
Goodwill	3,076	3,076
Amortizable intangible assets, net	1,517	1,627
Non-amortizable intangible assets	410	410
Note receivable from stockholder	67	67
Other assets	32	35
TOTAL ASSETS	$28,353	$25,463

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$682	$1,429
Accrued expenses	2,225	2,102
Customer deposit	51	-
Income taxes payable	8	610
TOTAL CURRENT LIABILITIES	2,966	4,141

Deferred tax liabilities	1,077	1,077
Other long-term liabilities	5	15
TOTAL LIABILITIES	4,048	5,233

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ EQUITY
Common stock - authorized 20,000,000 shares of $0.01 par value; 7,779,451 and 6,978,374 shares issued and outstanding at April 30, 2013 and October 31, 2012, respectively	78	70
Additional paid-in capital	14,658	12,007
Retained earnings	9,569	8,153
TOTAL STOCKHOLDERS' EQUITY	24,305	20,230
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$28,353	$25,463